[Stradley Ronon Stevens & Young, LLP Letterhead]

Michael D. Mabry

MMabry@stradley.com

215.564.8011

October 12, 2011

Via EDGAR Transmission

Mr. Kieran Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Delaware Pooled Trust (the “Trust”)
File Numbers 811-06322; 033-40991

Dear Mr. Brown:

We are writing to respond to your comments to the preliminary proxy statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 23, 2011, on behalf of the Trust for its series, The International Equity Portfolio (the “Fund”).  The Proxy Statement relates to a special meeting of shareholders of the Fund to be held on November 21, 2011 (the “Meeting”) to approve a new sub-advisory agreement (the “New Sub-Advisory Agreement”) among Delaware Management Company (“DMC”), the Fund’s investment adviser, on behalf of the Trust and the Fund, and Mondrian Investment Partners Limited (“Mondrian”).

Your comments and our response to each comment are set forth below.  Capitalized terms not otherwise defined in this letter have the meanings that are assigned to the terms in the Proxy Statement.

1.            Comment: Account for the time between the date of the sub-advisory agreement that was originally in effect for the Fund prior to its termination (the “Original Sub-Advisory Agreement”) and the date that the Original Sub-Advisory Agreement was last approved by shareholders as described on page 2 of the Proxy Statement.

Response:  The Original Sub-Advisory Agreement was last approved by shareholders of the Fund on November 12, 2009 (as opposed to September 30, 2009, as was stated in our preliminary filing).  The Original Sub-Advisory Agreement was last submitted for

Mr. Kieran Brown
October 12, 2011

approval by Fund shareholders because the preceding sub-advisory agreement was going to terminate automatically upon the completion of a change-of-control transaction involving DMC (the “DMC Transaction”).  The Original Sub-Advisory Agreement was executed upon the closing of the DMC Transaction (and the resulting automatic termination of the preceding sub-advisory agreement) on January 4, 2010.

2.            Comment:  Include a reference in the Proxy Statement to the fact that there will be no sub-advisory fee increases experienced as a result of the approval of the New Sub-Advisory Agreement.

Response:  As described in the section of the Proxy Statement entitled “Board considerations in approving the New Sub-Advisory Agreement,” the Fund’s Board of Trustees was advised by DMC and/or Mondrian that “[t]he terms and conditions of the New Sub-Advisory Agreement, including the Fund’s contractual fee rate under the New Sub-Advisory Agreement, will remain the same.”  In addition, the section of the Proxy Statement entitled “The New Sub-Advisory Agreement – Fees” states:  “There will be no change in the fees paid by DMC on behalf of the Fund under the New Sub-Advisory Agreement for sub-advisory services.”

3.            Comment:  On page 11 of the Proxy Statement, describe the exceptions that apply to Mondrian’s reimbursement of all reasonable out-of-pocket costs and expenses incurred by the Fund related to the Meeting.

Response:  Mondrian’s reimbursement of all reasonable out-of-pocket costs and expenses incurred by the Fund related to the Meeting is not subject to any exception and, therefore, this reference has been deleted from the Proxy Statement.

* * *

On behalf of the Trust, we acknowledge that: (i) the Trust is responsible for the adequacy of the disclosure in the Proxy Statement; (ii) Staff comments on the Proxy Statement, or changes to the Proxy Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/Michael D. Mabry
Michael D. Mabry

cc:           Kathryn Williams